Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

H. Mulligan Bespoke Libations Co.
1013 Centre Rd. Suite 403-A
Wilmington, DE 19805
https://www.herculesmulligancompany.com/

Up to $499,998.18 in Common Stock at $2.62
Minimum Target Amount: $9,997.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: H. Mulligan Bespoke Libations Co.
Address: 1013 Centre Rd. Suite 403-A, Wilmington, DE 19805
State of Incorporation: DE
Date Incorporated: August 23, 2019

Terms:

Equity

Offering Minimum: $9,997.92 | 3,816 shares of Common Stock
Offering Maximum: $499,998.18 | 190,839 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.62
Minimum Investment Amount (per investor): $102.18

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Hercules Mulligan, you are eligible for 10% additional bonus shares.

Time-Based perks

Friends and Family

Invest within the first two weeks and receive 12% bonus shares.

Super Early Bird

Invest within the third or fourth week and receive 10% bonus shares.

Early Bird Bonus

Invest within the fifth or sixth week and receive 8% bonus shares.

Amount-based Perks

Tier 1 | $100+

Invest $100+ and receive a 5% discount code for Hercules Mulligan products for 6 months.

Tier 2 | $250+

Invest $250+ and receive a 10% discount code for Hercules Mulligan products for 6 months.

Tier 3 | $500+

Invest $500+ and receive 1 bottle of HM Eyr & Rye or HM Rum & Rye + a 10% discount code for Hercules Mulligan products for 1 year.

Tier 4 | $1,000+

Invest $1,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year + 1 bottle of Eyr & Rye and 1 bottle of Rum & Rye.

Tier 5 | $2,500+

Invest $2,500+ and receive a 15% discount code for Hercules Mulligan products for 1 year + 2 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 1 bottle of 7YO Rye when it launches and 5% bonus shares.

Tier 6 | $5,000+

Invest $5,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year + 7 bottles of Rum & Rye, 2 bottles of Eyr & Rye, and 1 bottle of 7YO Rye when it launches and 8% bonus shares.

Tier 7 | $10,000+

Invest $10,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year.9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of 7YO Rye when it launches, and 10% bonus shares.

Tier 8 | $25,000+

Invest $25,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of 7YO Rye when it launches, and 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.62 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $262. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

H. Mulligan Bespoke Libations Co. ("Hercules Mulligan" or the "Company") is a ready-to-serve bottled cocktail made with Rum, Rye Whiskey, Fresh Ginger, and Bitters. In 2023 we launched our second expression - Eyr & Rye, which is our take on a Manhattan cocktail. Founded in 2019, Hercules Mulligan launched exclusively online through Flaviar.com and completed successful equity crowdfunding offerings in late 2021 , 2022 and 2023. Since then, we have effectively grown through aggressive on and off-premise growth in over 25 states and EU and now available hundreds of accounts.

H. Mulligan Bespoke Libations Co. was initially organized as H. Mulligan Bespoke Libations, LLC, a Delaware limited liability company on August 23, 2019, and converted to a Delaware corporation on July 30, 2021.

Competitors and Industry

Hercules Mulligan is a new brand within the Spirits industry. It sits at the intersection of three growing spirits categories: American Craft Spirits, Rye Whiskey, and RTDs.

Current dominant players within the space that we hope to take market share from include RTDs and brands playing with flavor innovations (both direct and indirect competitors), including but not limited to Hochstadter's Slow & Low Rock and Rye, Plantation Stiggins' Fancy Pineapple Rum, Spiced Rum, and Fireball.

RTDs: The global ready-to-drink cocktail market is expected to expand at a CAGR of 12.1% from 2020 to 2027. (Source: Grand View Research)

Rye Whiskey: Since 2009, volumes have increased by 1500 percent, growing to 1.4 million cases in 2020. And over the past year, Rye grew 16%. (Source: DISCUS) The overall American whiskey market is expected to grow at a CAGR of 9.9% from 2019 to reach $16.8 billion by 2025 (Source: ResearchandMarkets.com)

American Craft Spirits: The U.S. craft spirits market volume reached over 11m 9-liter cases in retail sales in 2019, growing at an annual growth rate of 24%. In value terms, the market reached $6.1 billion in sales, growing at an annual growth rate of 27.1%. (Source: AmericanCraftSpirits.org)

Rum: Rum category revenue increased by 5.9% in 2020, according to the Distilled Spirits Council of the U.S., with most of that growth from High-End Premium (8.7%) and Premium (7.6%) and Super-Premium (3.7%) (Source: Beverage Dynamics).

Current Stage and Roadmap

Current Stage

Hercules Mulligan Rum & Rye has been available for sale via Flaviar.com since November 2019. In 2022 we have launched an additional 2 DTC channels - Caskers.com and Drizly. In an effort to go from DTC to traditional distribution as well, we currently have distribution in 5+ states and are available in over 450 accounts.

Future Roadmap

We plan to grow the brand in the available markets in the on and off-premise, supporting new accounts with marketing initiatives. We will continue to grow our footprint by opening up additional markets, starting with the northeast corridor and Illinois, and eventually California and Florida.

The Team

Officers and Directors

Name: Steve Luttmann

Steve Luttmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: August, 2019 - Present
  Responsibilities: In charge of top managerial decisions. Steve Luttmann has an annual salary of $120,000 per year.

Other business experience in the past three years:

- Employer: Luttmann Marketing & Ventures, LLC DBA Tortoise & Volt
  Title: Managing Director
  Dates of Service: March, 2017 - Present
  Responsibilities: He runs the company, which is a consultancy with various contractor partners. Through Tortoise & Volt, they consult for various other food and beverage brands related to marketing and business strategy, as well as partner in developing and founding other brands. Mr. Luttmann does not receive a salary for his role.

Other business experience in the past three years:

- Employer: American Liquor Co.
  Title: Co-Founder
  Dates of Service: March, 2020 - Present
  Responsibilities: Product and business development; company vision.

Other business experience in the past three years:

- Employer: Bahnbrecker
  Title: Co-Founder

Dates of Service: May, 2020 - Present
Responsibilities: Product and business development; company vision.

Name: Frederic Lavoie

Frederic Lavoie's current primary role is with Flaviar, Inc.. Frederic Lavoie currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: August, 2019 - Present
  Responsibilities: Managing the financial actions of a company. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- Employer: Flaviar, Inc.
  Title: CFO
  Dates of Service: November, 2019 - Present
  Responsibilities: Financial planning and execution, fundraising and M&As.

Name: Grisa Soba

Grisa Soba's current primary role is with Supermassive Beverage Company. Grisa Soba currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- Employer: Supermassive Beverage Company
  Title: Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: Management of the company

Other business experience in the past three years:

- Employer: Flaviar Inc.
  Title: Director
  Dates of Service: June, 2014 - Present
  Responsibilities: Company vision and product development.

Name: Mario Mazza

Mario Mazza's current primary role is with Robert Mazza, Inc.. Mario Mazza currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- Employer: Robert Mazza, Inc.

Title: General Manager
Dates of Service: May, 2012 - Present
Responsibilities: Oversight of sales, production, winemaking, distilled spirits production, grower relations.

Name: Ryan Malkin

Ryan Malkin's current primary role is with Malkin Law P.A.. Ryan Malkin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- Employer: Malkin Law P.A.
  Title: Principal Attorney
  Dates of Service: July, 2013 - Present
  Responsibilities: Lead company's practice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established

markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $0.5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Hercules Mulligan is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers,

gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Alcohol Industry and Prohibition
The current distilled spirits market growth could slow or stop in the future which may adversely affect the company. The U.S. Government could enact legislation prohibiting the production, sales, and consumption of alcohol, which would be detrimental to our business. Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules and regulations, there still may be risks and costs that such laws and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Suppliers

A portion of our future success is attributable to our relationship with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Distribution

The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation may make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Supermassive Beverage Company, LLC (managed by Jugoslav Petkovic, 100% owned by Flaviar, Inc.)	2,182,500	Class A Preferred Stock	35.11%
Luttmann Marketing & Ventures, LLC (managed and 100% owned by Steve Luttmann)	1,192,500	Class A Preferred Stock	19.19%

The Company's Securities

The Company has authorized Common Stock, Class A Preferred Stock, Class B Preferred Stock, and Class C Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 190,839 of Common Stock.

Common Stock

The amount of security authorized is 9,250,000 with a total of 984,362 outstanding.

Voting Rights

1 vote per share. Voting power is delegated to the CEO via Proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 6,497,149 shares, includes 984,362 shares of Common Stock (which includes 834,362 shares of Common Stock, 40,000 shares to be issued pursuant to stock options, reserved but unissued, and 110,000 shares of outstanding options), 4,500,000 shares of Preferred Class A Stock, 793,332 shares of Preferred Class B Stock, and 219,455 shares of Preferred Class C Stock, 40,000 shares of Common Stock to be issued pursuant to stock options, reserved but unissued, and 110,000 shares of Common Stock to be issued pursuant to stock options issued.

Please refer to the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F to the Form C filing for the rights and obligations in their entirety.

Class A Preferred Stock

The amount of security authorized is 5,000,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Preferred Stock.

Class B Preferred Stock

The amount of security authorized is 1,251,740 with a total of 793,332 outstanding.

Voting Rights

There are no voting rights associated with Class B Preferred Stock.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

Class C Preferred Stock

The amount of security authorized is 1,250,000 with a total of 219,455 outstanding.

Voting Rights

There are no voting rights associated with Class C Preferred Stock.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $742,740.85
  Number of Securities Sold: 391,718
  Use of proceeds: Hiring, promoting the brand, on/off premise development.
  Date: March 22, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $495,000.00
  Use of proceeds: Hiring, promoting the brand, on/off premise development

Date: September 13, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $521,151.37
Number of Securities Sold: 194,142
Use of proceeds: Hiring, promoting the brand, on/off premise development.
Date: September 07, 2022
Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
Final amount sold: $505,000.00
Use of proceeds: Hiring, promoting the brand, on/off premise development.
Date: September 07, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $500,000.00
Use of proceeds: Brand promotion, on/off premise development.
Date: March 17, 2023
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $635,053.52
Number of Securities Sold: 221,301
Use of proceeds: Marketing initiatives and state expansion.
Date: August 14, 2023
Offering exemption relied upon: Regulation CF

- Name: Preferred Class B Stock
Type of security sold: Equity
Final amount sold: $160,000.00
Number of Securities Sold: 71,758
Use of proceeds: Brand promotion, on/off premise development.
Date: November 14, 2023
Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Class C Stock
Type of security sold: Equity
Final amount sold: $475,000.00
Number of Securities Sold: 219,455
Use of proceeds: Brand promotion, on/off premise development.
Date: February 05, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $481,698 compared to $800,879 in fiscal year 2023.

In fiscal year 2023, our company achieved an improved increase in revenue, reaching $800,879. This represents an approximate 66% increase compared to the previous fiscal year. We attribute this success to several factors, including a higher volume of product demos, better utilization of the skills of the sales team successful onboarding of new distributors, and expanded on/off-premise locations.

Our company recognizes the importance of the U.S. market, which is currently experiencing difficulties due to the general down market in the premium sector, increased interest rates and increase in competition in the ready-to-drink and ready-to-serve product categories.

Cost of Sales

Cost of Sales for fiscal year 2022 was $263,279 compared to $464,407 in fiscal year 2023.

In 2023, our company's cost of goods sold amounted to $464,407.00. This figure was higher than in the previous fiscal year, reflecting the increased scale of our product sales and distribution efforts.

As our company continued to grow and expand, we incurred additional costs associated with producing and distributing our products. These costs were reflected in our cost of goods sold for the year. Despite the increase in costs, we are confident that our focus on scaling our operations will yield greater returns in the long run.

Moving forward, we remain committed to optimizing our operations and finding efficiencies in our supply chain to manage costs while continuing to deliver high-quality products to our customers.

Gross Margins

Our gross margin for 2023 was 42%, slightly below our expected budget. This can be attributed to the rising costs of input ingredients, dry goods, and workforce, which didn't see any improvements compared to 2022. We are making important and crucial steps to address this in 2024 and beyond.

Expenses

Expenses for fiscal year 2022 were $1,531,705 compared to $1,939,610 in fiscal year 2023.

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and research and development expenses. Expenses in 2023 were $1,939,631. As we have experienced a more aggressive growth and more competitive landscape, we needed to invest more into marketing and effective on and off-premise meetings from our sales team to achieve the expected results.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we anticipate further growth, improvement in COGs, and profit margins. Past cash was primarily generated through sales and equity investments. Our goal is to grow, improve our profit margins, and achieve profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of a secured line of credit for $1,000,000 from GemCap, of which $249,368 is currently borrowed and $154,926 is available via secured inventory, and approximately $33,500 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our sales and growth operations as well as maintain regular business day-to-day operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of $70,000 for expenses related to sales and marketing expenses, salaries, and working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of $70,000 for expenses related to sales and marketing expenses, salaries, and working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: GemCap
  Amount Owed: $249,368.78
  Interest Rate: 4.25%
  Maturity Date: December 28, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,022,530.38

Valuation Details:

As Hercules Mulligan seeks additional funding, we are maintaining our valuation at $17 million. Our decision is grounded in solid performance metrics and strategic foresight, despite challenges within the alcohol industry.

Despite industry headwinds, our company has demonstrated robust growth, achieving a commendable 65% year-over-year sales increase. This growth, coupled with our commitment to capital efficiency, distinguishes Hercules Mulligan as a prudent investment choice.

Of particular significance is the successful launch of The Herc, our flagship bar in NYC. This establishment not only serves as a revenue stream but also enhances our brand visibility and market positioning. Its strategic importance cannot be overstated, as it lays the foundation for future expansion and market penetration.

By maintaining our valuation, we signal confidence in our ability to weather industry challenges and capitalize on opportunities for growth. Investors can trust in our track record of performance and our strategic approach to navigating market dynamics.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $499,998.18, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  28.0%
  Our main marketing expenses are in-store demos, industry and influencer events, point of sale materials, brand merchandise, digital advertising, public relations outreach, and other advertising (e.g. distributor trucks or outdoor). We manage all our marketing in-house, keeping costs to a minimum and focused on "working marketing" and not external agencies.

- Company Employment
  18.0%
  The sales team is led by a three person team - a Western US VP, an Eastern US VP, and a Director of Sales who handles planning, process, and reporting. This sales team works with distributors in each market, and contracts brokers and part-time sales consultants to manage the distributor and to sell directly to key accounts in our key markets.

- Operations
  14.0%
  Operations costs include accounting, product liability insurance, warehousing, shipping, employee benefits and worker's compensation insurance, and legal expenses.

- Working Capital
  14.0%
  Working capital is the cash differential between Accounts Payable and Accounts Receivables, as well as any whiskey, rum, or packaging inventory that we are not able to finance ourselves

- Inventory
  19.5%
  Inventory is our finished goods inventory in our warehouse.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.herculesmulligancompany.com/ (https://herculesmulligancompany.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/herculesmulligan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR H. Mulligan Bespoke Libations Co.

[See attached]

H. MULLIGAN BESPOKE LIBATIONS CO.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2023 and 2022

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 8, 2024

To: Board of Directors, H. MULLIGAN BESPOKE LIBATIONS CO.

Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of H. MULLIGAN BESPOKE LIBATIONS CO. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group
Aurora, CO

April 8, 2024

H. MULLIGAN BESPOKE LIBATIONS CO.

Balance Sheets

As of December 31, 2023 and 2022

See Independent Auditor's Report and Notes to the Financial Statements

2022	2023	2022
Assets		
Current assets		
Cash	$ 15,866	$ 387,728
Inventory	915,478	975,833
Accounts receivable	220,088	156,281
Prepaid expense	18,965	8,341
Total current assets	1,170,397	1,532,958
Fixed assets, net of accumulated depreciation	0	2,213
Other assets	26,780	30,625
Total assets	$ 1,197,177	$ 1,561,021
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts and credit cards payable	$ 355,627	$ 226,934
Due to affiliate	237,909	187,162
Total current liabilities	593,536	414,096
Loan payable	307,290	385,000
Total liabilities	900,826	799,096
Shareholders' Equity		
Common stock (9,250,000 shares authorized, 834,362 and 594,511 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	1,672,858	1,148,729
Preferred Class A stock (5,000,000 shares authorized, 4,500,000 and 4,500,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	0	0
Preferred Class B stock (1,251,740 shares authorized, 789,954 and 516,988 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	1,610,000	975,000
Preferred Class C stock (1,250,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	0	0
Retained earnings (deficit)	(2,986,507)	(1,361,804)
Total shareholders' equity	296,351	761,925
Total Liabilities and Shareholders' equity	$ 1,197,177	$ 1,561,021

H. MULLIGAN BESPOKE LIBATIONS CO.

Statements of Operations

Years Ended December 31, 2023 and 2022

See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$ 800,879	$ 481,698
Cost of goods sold	464,407	263,279
Gross profit	336,472	218,419
Operating expenses		
Sales & marketing expenses	1,511,112	1,086,016
Professional services	190,018	201,447
General & administrative expenses	238,480	244,242
Total operating expenses	1,939,610	1,531,705
Operating loss	(1,603,138)	(1,313,286)
Interest income / (expense), net	(15,734)	(635)
Depreciation (expense)	(6,058)	(554)
Net loss	$ (1,624,930)	$ (1,314,475)
Foreign translation (loss)	227	(441)
Total comprehensive income (loss)	$ (1,624,703)	$ (1,314,916)

H. MULLIGAN BESPOKE LIBATIONS CO.

Statements of Sharholders' Equity (Deficit)

Years Ended December 31, 2023 and 2022

See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Preferred Class B Stock	Retained Earnings (Deficit)	Total Members' Equity (Deficit)
Balances – January 1, 2022	**$ 616,586**	**$ 0**	**$ (16,888)**	**$ 599,698**
Issuance of shares	507,143			507,143
Conversion of SAFE instruments	25,000	975,000		1,000,000
Net loss			(1,344,916)	(1,344,916)
Balances – December 31, 2022	**$ 1,148,729**	**$ 975,000**	**$ (1,361,804)**	**$ 761,925**
Issuance of shares	524,129			524,129
Conversion of SAFE instruments		635,000		635,000
Net loss			(1,624,703)	(1,624,703)
Balances – December 31, 2023	**$ 1,672,858**	**$ 1,610,000**	**$ (2,986,507)**	**$ 296,351**

H. MULLIGAN BESPOKE LIBATIONS CO.

Statements of Cash Flows

Years Ended December 31, 2023 and 2022

See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Cash Flows from Operations		
Net income (loss)	$ (1,624,703)	$ (1,344,916)
Adjustments to net income (loss)		
Depreciation	6,058	554
Changes in assets and liabilities		
Accounts receivable	(63,807)	58,719
Inventory	60,355	(696,612)
Prepaid expenses	(10,624)	(8,341)
Accounts and credit cards payable	128,693	(207,797)
Total Cash Flows from Operations	(1,504,028)	(2,198,393)
Cash Flows from Investments		
Other asset usage (expenditures)	0	(2,767)
Total Cash Flows from Investments	0	(2,767)
Cash Flows from Financing		
Proceeds (repayment) from affiliate borrowing	50,747	153,007
Proceeds (repayment) from loan payable	(77,710)	385,000
Proceeds from issuance of stock / membership	1,159,129	507,143
Proceeds from issuance of SAFE instruments	0	505,000
Total Cash Flows from Financing	1,132,166	1,550,150
Total Cash Flows	(371,862)	(651,009)
Beginning Cash Balance	387,728	1,038,737
Ending Cash Balance	$ 15,866	$ 387,728
Supplementary Non-Cash Information		
Conversion of SAFEs to shares	$ 635,000	$ 1,000,000

H. MULLIGAN BESPOKE LIBATIONS CO.
Notes to the Financial Statements
Years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

H. MULLIGAN BESPOKE LIBATIONS CO. ("the Company") is a corporation under the laws of the State of Delaware on August 23, 2019. The Company licenses the marks related to its Hercules Mulligan alcoholic products.

Since inception in 2019, the Company relied on raising securities, issuances of equity and operations to fund its business. The Company was founded by companies in the same industry who will provide funding on an as-needed basis if the Company requires funding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $15,866 and $387,728, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy

is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation or amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company maintained intangible assets with a net book value of $26,780 and $30,625, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition

date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement and upon the sale of tangible goods upon delivery.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return for 2023, but will do so in a timely manner, including extensions. The Company incurred a loss during the period from Inception through December 31, 2023 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 4 – EQUITY

The Company has three classes of stock authorized. As of December 31, 2023, the Company has 3,000,000, 5,000,000, 1,251,740, and 1,250,000 shares authorized of Common, Preferred Class A, Preferred Class B Stock, and Preferred Class C Stock, respectively. In 2023 and 2022, the Company's simple agreements for future equity ("SAFE Instruments") converted to equity. Additionally, the Company issued common stock in a securities offering made under Regulation CF with StartEngine.

NOTE 5 –DEBT

Due to Affiliate
The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

Debt Facility
On December 29, 2022, the Company closed a debt facility with GemCap Solutions, LLC that is providing a maximum revolver line of $1,000,000, using the Company's barrels as collateral. As of December 31 2023, the Company had drawn $307,290 from the revolver.

SAFE Instruments
The Company had issued SAFE Instruments totaling $1,000,000. The SAFE instruments provided for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps. As of December 31, all of the SAFE Instruments had all converted to equity ($25,000 into common stock, $975,000 into Preferred Class B stock). These SAFE instruments converted to equity in 2023. As such, no SAFE instruments remain outstanding as of December 31, 2023.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is early-stage in its growth and relies on contributions from the affiliate ownership group to cover expenses, perform marketing, and other core functions. The Company compensates the members per the Company's operating agreement in the form of equity credit.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is continuing its current securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and the funding portal will receive compensation for the listing commensurate with its standard terms.

Additional Capital Raised
Since the end of 2023, the Company has raised $200,000 from the issuance of shares of Preferred Class C Stock.

Management's Evaluation

Management has evaluated subsequent events through April 8, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Become part of the Bottled Craft Cocktails revolution and brand with nearly $4M raised, more than 100,000 bottles sold and 69% YoY sales growth.* Partnered with one of the world's largest Spirits-loving communities, Flaviar, we have developed one of the world's ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HERCULES MULLIGAN
AMERICAN BESPOKE LIBATIONS
HERCULES MULLIGAN
Rum & Rye

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.62 Per Share

PREVIOUSLY CROWDFUNDED
$1,898,945.74

RAISED	INVESTORS
$0	**---**
MIN INVEST	**VALUATION**
$102.18	**$17.02M**

REASONS TO INVEST

- We are a community built and funded business, relying on thousands of investors and drinkers to help us scale the company . We are also partnered with one of the world's largest Spirits-loving communities, Flaviar.

- Over 3K stores & bars sold with 28 active States, partnerships w/ Specs, Binny's, ABC Liquors, Total Wine, Wegmans, Stew Leonard's & Costco, & DTC scale, our sales total over 100k bottles since launch.

- With nearly $4M already raised, our world-class team of founders with startup & liquor experience are backed by a community of 1.5K+ investors & angel investors from the likes of Svedka, Aviation, and many others.

** Past performance and growth are not indicative of future results.*

TEAM



Steve Luttmann • Founder & CEO

Founder Leblon Cachaça (sold to Bacardi); Ex LVMH, Unilever.



Grisa Soba • Chief Strategy Officer & Director

Founder Flaviar,Venture Partner, Pioneer Fund



Mario Mazza • Master Distiller & Director

Owner and General Manager, Five & 20 Distilling and Mazza Wines

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THE PITCH

Hercules Mulligan Is Scaling Nationwide

With thousands of new drinkers and fans, we want to give new and existing fans a new chance to become part of Hercules Mulligan and join us in building the future of spirits.

And who are we?

We're one of the best Ready-to-Serve beverages on the market with an unwavering community of investors and loyal consumers. We've worked to establish a strong network in the Spirits industry and are backed by a highly-experienced team with the amazing brand story of Hercules Mulligan.

Our sales have continued to soar 69% since last year. We have onboarded hundreds of new accounts, launched new SKUs and have started to scale nationwide.

HM was featured in:

Select Business Coverage Highlights

The New York Times · MarketWatch · The Wall Street Journal · Forbes · msn · Nasdaq

Occasionally something of quality stands out. To that short list add Hercules Mulligan Rum & Rye.
The New York Times

Select Lifestyle Coverage Highlights

bon appétit · Rolling Stone · Paste · InsideHook · Men's Journal · Food & Wine · Cool Hunting · The Manual

Bright, playful, complex riff on an old-fashioned… (Rum & Rye) is great on the rocks and plays well with others.
Bon Appetit

Hercules Mulligan Rum & Rye works… and that's an endorsement I'll give to few premixed cocktails.
Paste Magazine

What's better than rum or rye? Rum and rye.
Men's Journal

Select Trade Coverage Highlights

Shanken News Daily · BevNET · Bevvy

Select Whiskey/Liquor Blog Coverage Highlights

Drinkhacker · Alcohol Professor · The Whiskey Wash

It's quite delicious, even in the opinion of this snob who almost never does the ready-to-drink thing.
The Alcohol Professor

Select Broadcast Coverage Highlights

CBS · Daytime Chicago · The Adam Carolla Show · Fox Business

HM is available at:

ABC Fine Wine & Spirits · BevMax · Wegmans · Costco Wholesale · Spec's Wines · Spirits · Finer Foods · Binny's Beverage Depot

THE PROBLEM

Consumers Lack The Tools & Techniques To Craft Quality Cocktails

Everyone loves a good cocktail, but making one at home can be a hassle: you don't know how or have the ingredients, the time, or the tools. Plus, most bottled cocktails are made with inferior Spirits and flavor systems from a laboratory. We're here to revolutionize that completely.

Enter Hercules Mulligan, our take on an Irish Old Fashioned with three Rums, Ryes, Fresh Ginger and Bitters with "Rum & Rye;" and HM's unique twist on a Manhattan cocktail, with two Irish Whiskeys, Ryes, and Maraschino Cherry Bitters with "Eyr & Rye" (Eyr = Irish and is "Rye" backwards, a "spy's ultimate palindrome). All designed with HM the spy in mind to wow his guests and create some interesting discussion....


Ready-to-drink high-quality cocktail in the comfort of your living room.
HERCULES MULLIGAN
Rum & Rye
HERCULES MULLIGAN
Eyr & Rye

THE SOLUTION

Leading The Revolution Of Ready-To-Serve Cocktails

Hercules Mulligan Rum & Rye is a ready-to-serve Old Fashioned that lets you enjoy a first-class, bar-grade cocktail at home with no inconvenience. We want our consumers to have a trusted, high-quality cocktail right in their home bar.

Simply pour over ice and enjoy. Easy as that.



Our aged Rums are sourced from French Guiana, Jamaica, and Puerto Rico, our aged Rye Whiskeys come from New York, Pennsylvania, and the Midwest US, and our Irish Whiskey is a blend of grain and malt whiskeys from Ireland. Rum & Rye's fresh ginger is macerated by our partner Josh Morton in Brooklyn.


23 QUEEN STREET
SWEET
GINGER
SPICY
HERCULES MULLIGAN
H M
BITTER
Rum & Rye
Rum, Rye Whiskey, Ginger & Bitters
86 Proof • 43% Alc/Vol • 750ml
HONEY
HERO INGREDIENTS
Rum, American Rye Whiskeys, real macerated ginger, tailor-made bitters
CATEGORY
Rum & Rye
NO. OF SPIRITS IN BLEND
6
ALCOHOL
43% ABV

Enter: Our Irish take on Manhattan

A delicious second act of the blockbuster revolutionary Ready-To-Serve Bottled Craft Cocktail: the Irish-American Manhattan. Like the man, the latest release, Hercules Mulligan Eyr & Rye, lives a double life—blending two iconic Spirits from both sides of the pond, uniting their distinct features into a ready-to-serve Manhattan. The Irish twist on the classy & classic cocktail is a blend of three Rye Whiskeys, two Irish Whiskeys, aromatic and maraschino cherry bitters, and a splash of cherry juice. Hercules Mulligan Eyr & Rye pays tribute to the unsung hero of the American Revolution by adding an Irish twist to a classic recipe, creating balance among duality.

We put the highest quality ingredients at the front of what we are doing. No fake ingredients or flavors - only the great quality spirits and real ingredients. Hercules Mulligan Rum & Rye and Eyr & Rye are blended and bottled by our Master Blender Mario Mazza in Westfield, NY.



SWEET CHERRY
MALTY
SPICY
RYE
DARK CHOCOLATE
HERCULES MULLIGAN
H M
Eyr & Rye
HERO INGREDIENTS
American Rye Whiskeys, Irish Whiskeys, Cherry Bitters, Aromatic Bitters, A splash of cherry juice
CATEGORY
Eyr & Rye
NO. OF SPIRITS IN BLEND
5
ALCOHOL
43% ABV

Does the name Hercules Mulligan ring a bell? Popularized in 'Hamilton: An American Musical,' Hercules Mulligan was an unsung hero of his time who tricked British soldiers into spilling their best-kept war secrets. Not to mention he also saved George Washington's life - twice. He was a real person with an incredibly badass story. Not to mention, Hercules Mulligan is now one of the most sold drinks at the Richard Rodgers Theater, the home of Hamilton.

We can't imagine a better inspiration for a brand that's about to lead the revolution in the ready-to-serve cocktail scene. We evoke the same sense of bold independence in Hercules Mulligan.

And it's not just us. Our data is backed by experts who awarded Rum & Rye a Double Gold medal at the 2021 San Francisco World Spirits Competition; Eyr & Rye a Double Gold medal at the 2023 San Francisco World Spirits Competition; and Rum & Rye 96 points and the Chairman's Trophy at F. Paul Pacult's 2023 Ultimate Spirits Challenge.

THE MARKET

We Own The Relevance & The Hype

We are perfectly positioned in the cross-section of Whiskey, Rum, and Bottled Cocktails. With the growing popularity of these categories, Hercules Mulligan has found an ever-expanding audience. These categories combined generated **over $4.4 billion of revenue** on a yearly basis , and they are projected to grow even more.

This is the best time for you to join.


THE UNIQUE NATURE OF THE PRODUCT
BRINGS A BROAD SET OF COMPETITORS
With lots of brands to source volume from
Irish Whiskey
Bottled Cocktails
Rye Whiskey
Rum


HERCULES MULLIGAN
H M
Rum & Rye
RYE WHISKEY
+5.3% CAGR, 2022-2028
RUM
+5.5% CAGR, 2021-2027
RTD COCKTAILS
+13.4% CAGR, 2022-2030

According to our research, we are outrunning our competitors thanks to you, our community!

Community Owned & Built


HM was built by:
1,500+
Investors
$1.9M
Invested by
The Community
$1.8M
Angel Investors

We are continuing our meteoric rise after accomplishing an amazing crowdfunding round last summer. Here is how WE, the Hercules Mulligan Community, believe we are outrunning our competitors.

Building the brand - the community way

The Hercules Mulligan community is a mix of existing crowdfunding investors and Flaviar - one of the world's largest Spirits communities, making the way we run the business, make decisions, and scale sales unique.

With Flaviar, we can rely on established distribution channels and help with scaling on-premise (bars and restaurants) and off-premise (liquor stores, etc.), and maintain a loyal direct-to-consumer community of hundreds of thousands of devoted Spirits lovers.

With hundreds of thousands of members, data points, and reviews, we can fine-tune our product, scale the sales, and land new accounts, thus enabling us to move and grow considerably faster and smarter than traditional Spirits brands, in our view.

Angels are joining our community

We know we cannot do or know everything by ourselves. Why not invite some of the world's smartest minds to join us. Over $1 million has been submitted by **angels like Guillaume Cuvelier, founder of Svedka and co-founder of Davos Brands - owners of Aviation gin; John McDonnell, President and COO of Patron Tequila**; and **Brian Zeug, ex Managing Director of Google**.

Power of the media

Our meteoric rise and our superior product have received the attention of highly credible and well-respected media outlets, which reinforces our relevance, credibility, and interest to hundreds of new points of distribution.



The New York Times
FRONT BURNER
Hercules Mulligan Mixes Rum and Rye Into an 'Irish Old-Fashioned'
This bottled cocktail with a splash of bitters deserves a slice of fresh ginger.
23 QUEEN STREET
HERCULES MULLIGAN
H M
Rum & Rye
THE WALL STREET JOURNAL.

ARTS & CULTURE | FOOD & COOKING

Irish Whiskey With a Kentucky Twang? 5 Irish-American Whiskeys to Try Now

Fusing the fresh, light character of Irish whiskey with the bold flavors of American bourbon and rye, these balanced bottles are delicious in cocktails or sipped straight.

★★★★★

"In a word, it's delicious. I realize I'm raving a bit, but I loved this enough to buy another bottle before I was even a quarter of the way through the first one, and have continued replacing bottles well before they are empty."

Ryan

"Whenever I am in Brooklyn I always pick up a few bottles to take back home (Tampa, FL). I have sent a bottle to my brother in law in Ohio and he's already asking for more. Same with a good friend in North Carolina."

Keith Boyer

Experience and team you could only wish for

Hercules Mulligan's team consists of seasoned Spirits experts, entrepreneurs, and professionals in the heart of the world - New York City. The founding team has launched, scaled, and sold successful Spirits and digital businesses before - so we know what it takes and how to do it again.

Steve Luttmann, the founder of Hercules Mulligan, previously created Leblon, one of the most known Cachaça brands, and sold it to Bacardi. He has prior experience at an executive level from companies like Möet Hennessey and Unilever.

Mario Mazza, owner of Five & 20 Spirits distillery in Westfield, NY, and owner of Mazza Wines, one of the largest wineries in Pennsylvania.

Ryan Malkin, one of the country's best alcohol attorneys and former attorney at Pernod Ricard, the second largest spirits company in the world

Anthony Falters, VP of Sales - Eastern Region, 20+ years in sales leadership in the industry; General Manager, Hammer & Sickle Vodka; Brand Manager & Region Sales Manager, Redhook Ale Brewery

Josh Katz, VP of Sales - Western Region, 15+ years in sales experience in the industry, including Head of Sales at Flaviar, National Sales Director at Bols, and Sales Manager at Russian Standard

Michelle Water, VP of Sales - Western Region, proven sales leader with experience as a Sales Rep at Regal Wines, leading on-premise manager for Fiji Waters and Justin Vineyards

In early 2024, we pivoted in our sales approach, bringing Josh Katz to manage the Western U.S., allowing Anthony Faletra to focus on the Eastern U.S. and Michelle Waters to manage process, planning, and reporting as our National Sales Director. We also redeployed our resources, swapping three FTE sales reps in Greater NYC in order to build a nationwide team of brokers, sales reps, and brand ambassadors remunerated predominantly on commissions. We now have 22 sales people across the U.S. driving HM sales.

OUR TRACTION

We Are Going Nationwide & Growing At 69% YoY

We are taking the market by storm.

With over 100,000 bottles sold since launch, **our sales revenues have grown by 69% from 2022 to 2023**. Our [illegible]ve, quickly sold out when launched last year, and has widened the brand's ne[illegible]ocused aficionados. We plan on continuing to present unique items in the future, with Rum & Rye continuing to be the brand's flagship product.

On and off-premise growth and accounts + map

Overall case volume was 3,2[illegible] 9-liter cases, or 39,252 750ml bottles. Last year, Hercules Mulligan expanded to all major markets and is now actively selling in 28 markets. To more efficiently and effectively manage the broad footprint, we pivoted in early 2024, focusing on a commission-based approach with 22-person commission-based team of sales reps, brokers, and promotional assistants. Our main focus continues to be retail, focusing on the home consumer looking for the high-quality cocktail solution at home.

@ 2024 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.



2023 +69% REVENUE vs. 2022
+69%
$800,000
$700,000
$600,000
$500,000
$100,000
2021
2022
2023
3,271
9L Cases 2024 FY
25%
Eyr & Rye
% of Volume
+54%
9L growth vs. 2022
24
Active Markets
75%
Rum & Rye
% of Volume

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ABOUT

HEADQUARTERS

[illegible] Wilmington, DE 19805

WEBSITE

View Site

Become part of the Bottled Craft Cocktails revolution and brand with nearly $4M raised, more than 100,000 bottles sold and 69% YoY sales growth.* Partnered with one of the world's largest spirits-loving communities, Flaviar, we have developed one of the world's most successful Bottled Craft Cocktail brands and communities.

TERMS

Hercules Mulligan

Overview

PRICE PER SHARE

$2.62

VALUATION

$17.02M

DEADLINE

Jun. 5, 2024 at 3:00 PM UTC

FUNDING GOAL

$10k – $500k

Breakdown

MIN INVESTMENT

$102.[illegible]

OFFERING TYPE

MAX INVESTMENT

$99,99[illegible]

ASSET TYPE

MIN NUMBER OF SHARES OFFERED

3,816

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

190,839


BEING AVAILABLE TO CONSUMERS
TRADITIONAL DISTRIBUTION: STORES & BARS
RNDC
BREAKTHRU
EMPIRE
GENERAL BEVERAGE
QUALITY BRANDS
VINTEGRITY
GREENLIGHT
MYSTIC
GRANTHAM
LAKES
Total Wine
Lee's Liquor
SPEC'S
COSTCO
ABC
Currently selling
In-progress

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Hercules Mulligan, you are eligible for 10% additional bonus shares.

Time-Based perks

Friends and Family

Invest within the first two weeks and receive 12% bonus shares.

Super Early Bird

Invest within the third or fourth week and receive 10% bonus shares.

Early Bird Bonus

Invest within the fifth or sixth week and receive 8% bonus shares.

Amount-based Perks

Tier 1 | $100+

Invest $100+ and receive a 5% discount code for Hercules Mulligan products for 6 months.

Tier 2 | $250+

Invest $250+ and receive a 10% discount code for Hercules Mulligan products for 6 months.

Tier 3 | $500+

Invest $500+ and receive 1 bottle of HM Eyr & Rye or HM Rum & Rye + a 10% discount code for Hercules Mulligan products for 1 year.

Ratings and reviews

Due to our reliance on data from hundreds of thousands of Flaviar users to constantly improve our Spirit to perfection, Hercules Mulligan has garnered over 3,000 reviews and ratings from Flaviar members, resulting in an average rating of **8.2 out of 10***, compared to the "other Spirits" category average of 7.6 out of 10. Recently launched Eyr & Rye is already becoming a next favorite with a 9.3 out of 10 rating.

Tier 4 | $1,000+

Invest $1,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year + 1 bottle of Eyr & Rye and 1 bottle of Rum & Rye.

Tier 5 | $2,500+

Invest $2,500+ and receive a 15% discount code for Hercules Mulligan products for 1 year + 2 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 1 bottle of 7YO Rye when it launches and 5% bonus shares.

Tier 6 | $5,000+

Invest $5,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year + 7 bottles of Rum & Rye, 2 bottles of Eyr & Rye, and 1 bottle of 7YO Rye when it launches and 8% bonus shares.

Tier 7 | $10,000+

Invest $10,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of 7YO Rye when it launches, and 10% bonus shares.

Tier 8 | $25,000+

Invest $25,000+ and receive a 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of 7YO Rye when it launches, and 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

"Absolutely adore this! I love the story, I love the history, I love the bottle, and when compared to a good old fashioned,.. I'm not sure which I'd choose! Fantastic flavor explosion! Great job!"

★★★★★★★★★★

AMANDA

The 10% StartEngine Venture Club Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.62 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $262. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Even though we scaled the DTC sales, we still managed to keep an outstanding **18% repurchase rate, almost 3x bigger than the Flaviar standard.**

Our Gross Profit margin is currently 42%. Since we are already ahead of the game regarding profits, we plan to invest in repeat consumer sales as well as geographic expansion.

WHY INVEST

We Stand For Community-Built Spirits

JOIN THE DISCUSSION

Our vision is to create an authentic and iconic Spirits brand and a community that will become a staple in th... stry ... ow great it is to be part o...

What's on your mind?

With so ma ... to own a chunk of the future.

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SAN FRANCISCO WORLD SPIRITS COMPETITION 20 21 DOUBLE GOLD
SAN FRANCISCO READY TO DRINK COMPETITION 20 23 DOUBLE GOLD
ULTIMATE SPIRITS CHALLENGE 2023 96 POINTS EXTRAORDINARY ULTIMATE RECOMMENDATION
ULTIMATE SPIRITS CHALLENGE 2023 CHAIRMAN'S TROPHY
HERCULES MULLIGAN
Eyr & Rye

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP · SUBMIT ORDER · FUNDS IN TRANSIT · FUNDS RECEIVED · FUNDS INVESTED

p... and with different Spirits bases, creating ... opportunities for consumers to enjoy the brand ... leveraging credentials with our various communities along the way. We are particularly excited by our future “Secret Reserve,” in which we will offer rare age-statement dark spirits such as Ryes, Rums, and Irish Whiskeys under the Hercules Mulligan mark.

WHY STARTENGINE?

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A Tailor's Original
HIGHBALL
Rum, Rye Whiskey, Ginger, Bitters
8% ALC/VOL • 250mL
250ml Canned
High Ball 8% ABV
HERCULES MULLIGAN
DTC Gift Set with
HM Thimble Cast
Metal Shot Glasses
& HM Novel
HERCULES MULLIGAN

This Summer, we plan to open our brand home, **The Herc**, in a top tourist spot in Lower Manhattan, NYC. Located in a landmarked building on 220 Front Street, which is on a cobblestoned street in the South Street Seaport Historic District, The Herc will be a major generator of awareness, trial and buzz for visitors to NYC from across the U.S. and the world. In addition to our base products, The Herc will also serve as an incubator for new products and ideas, including “HERC”-branded wine and beer, and some unique merchandising offerings, such as our unique “book safe” containing 5 vials of HM’s Rum & Rye inside.

We are eager to claim an enormous chunk of this multi-billion dollar opportunity. We have the advantage, the resources, and the means that otherwise take years to build.

And this is where you come in.

We are here today to open the doors to a new round of funding and invite you to join in the success of Hercules Mulligan. There is strength in numbers.

We stand for community-supported Spirits. We stand for you. Stand with us and join the Spirits revolution with Hercules Mulligan.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi everyone I'm Steve founder of Hercules Mulligan bespoke libations.

Today we're raising the glass to tell you the story behind our brand.

Back in 1776 New York City was occupied by the British. Enter Hercules Mulligan an Irish immigrant running a tailor shop right under the enemy's nose.

But the Mulligan's real business wasn't closed he was a master spy feeding crucial intel about the British to General Washington and his best friend Alexander Hamilton. While the British officers enjoyed Mulligan's hospitality and impeccable tailoring they had no idea the secrets he was uncovering. They were too busy enjoying Mulligan's bespoke Libations to worry. Fast forward to today, we're taking inspiration from Mulligan's Hospitality, Our Flagship Rum & Rye and Eyr & Rye are crafted with premium spirits real ingredients, and bespoke. No artificial flavors here just pure delicious cocktails in a bottle. people love a good cocktail but who has the time or ingredients to make them perfectly we offer a hassle-free solution using award-winning blends that are ready to serve right over ice. both our spirits have won double gold medals and rum and Rye was awarded 96 points from F Paul Pulp's Ultimate Spirits competition. The story doesn't end there, this summer we're opening the Herc our very own tasting room and bar in the heart of New York City's South Street Seaport. It'll be a place where history and Rebellion Collide offering a unique 18th-century experience with a bit of rock and roll. When the Herc opens you'll be able to enjoy our full range of cocktails rare vintage spirits and even get your hands on our limited edition book safe containing a secret stash of Hercules Mulligan Libations we're looking for passionate investors to join us on this journey your investment will help us expand our marketing sales and continue to age our experience. Our goal is to build Hercules Mulligan into a powerhouse brand and ultimately to scale it. Be a part of history in the making invest in Hercules Mulligan America's first spy in a bottle. The smell lovely mild this is some dastardly stuff. Woooo.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:21 PM 01/05/2024
FILED 12:21 PM 01/05/2024
SR 20240045101 - File Number 7574210

H. MULLIGAN BESPOKE LIBATIONS CO.

SECOND AMENDED & RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

H. Mulligan Bespoke Libations Co., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is H. Mulligan Bespoke Libations Co. and that this corporation was originally incorporated pursuant to the General Corporation Law on July 30, 2021 under the name H. Mulligan Bespoke Libations Co. A Certificate of Amendment of Certificate of Incorporation was filed on September 2, 2021. A Restated Certificate of Incorporation was filed on November 15, 2023.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended & Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Amended & Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended & Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 2nd day of January, 2024.

By: ____________________
Steve Luttmann, CEO

Exhibit A

H. MULLIGAN BESPOKE LIBATIONS CO.

SECOND AMENDED & RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is H. Mulligan Bespoke Libations Co. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Rd. Suite 403-A in the City of Wilmington DE 19805, County of New Castle. The name of its registered agent at such address is American Incorporators Ltd.

ARTICLE III: DEFINITIONS.

As used in this Amended & Restated Certificate (as defined below), the following terms have the meanings set forth below:

"***Original Issue Price***" shall be the purchase price per share set forth in the purchase agreement with respect to such share of Preferred Stock.

"***Amended & Restated Certificate***" shall mean this Second Amended & Restated Certificate of Incorporation.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 16,751,740, consisting of (a) 9,250,000 shares of Common Stock, par value $0.0001 per share and (b) 7,501,740 shares of Preferred Stock, par value $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 5,000,000 shares of the Preferred Stock of the Corporation are hereby designated "***Class A Preferred Stock***", 1,251,740 shares of the Preferred Stock are hereby designated "***Class B Preferred Stock***" and 1,250,000 shares of the Preferred Stock are hereby designated "***Class C Preferred Stock***". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Class B and Class C Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of any other Preferred Stock or Common Stock by reason of their ownership thereof, the holders of shares of Class B and Class C Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Class B or Class C Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Class B or Class C Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Class B and Class C Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Class B and Class C Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Class B and Class C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payment to Holders of Class A Preferred Stock. After the payment of all preferential amounts required to be paid to the holders of shares of Class B and Class C Preferred Stock pursuant to Section 1.1, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment be made to the holders of any other Preferred Stock or Common Stock by reason of their ownership thereof, the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Class A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Class A Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Class A Preferred Stock the full amount to which they are entitled under this Section 1.2, the holders of shares of Class A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Class A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.3 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1 and Section 1.2, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.4 Deemed Liquidation Events.

1.4.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***":

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.4.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.4.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.4 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Class A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Class A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Class A Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. For the avoidance of doubt, except as provided by law, holders of Class B and Class C Preferred Stock shall not be entitled to any voting rights in the Company, including for the avoidance of doubt, the right to elect directors.

2.2 Election of Directors. The holders of record of the Company's Common Stock and Class A Preferred Stock, voting together, shall be entitled to elect the directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred

Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.4 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.4, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of

Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Intentionally withheld.

7. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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